Hypo Real Estate
GROUP

RECEIVED

2008 JUL 21 A 10:52

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

08003888

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 16 July 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
JUL 23 2008
THOMSON REUTERS

Heike Theißing   Kay Amelungse

Enclosures

08 July 2008	Press release: Hypo Real Estate Bank AG provides € 138 million financing for GREP
16 July 2008	Disclosure pursuant to section 26 of the German Securities Trading Act - SIH Partners LLLP

7/21

Press release

Hypo Real Estate Bank AG provides € 138 million financing for GREP

Munich, 15 July 2008: Hypo Real Estate Bank AG, a member of Hypo Real Estate Group has provided a € 138 million financing for GREP, a Luxembourg based real estate investment vehicle advised by Even Capital, the independent and highly specialized real estate investment advisor and asset manager with headquarters in Geneva. The deal closed on 16 May 2008.

The Hypo Real Estate Bank AG facility is being used by GREP to refinance a commercial real estate portfolio comprising 91 retail and office properties situated in city centers all over Germany, with a focus on North Rhine Westphalia and Bavaria. Usage is well diversified with 35% retail, 30% office, 24% residential and 11% others of which over 90% are currently let.

Commenting, Reinhold Güntner, Member of the Board of Hypo Real Estate Bank AG, said: "We are very pleased to have started our relationship with Even Capital SA, one of our key accounts in the Swiss/German Market, with a transaction on the German Market. We look forward to developing this relationship further."

Commenting, Bernard Mueller, COO, Even Capital SA, Geneva, said: "The senior facility will enable GREP, a commercial real estate investment fund advised by Even Capital SA, to increase its return on equity and to facilitate further acquisitions in the retail and office markets throughout Germany."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:

Hypo Real Estate Group
Doris Linder
Phone: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-mail:doris.linder@hyporealestate.com

Notes to editors:

Hypo Real Estate Group:

Hypo Real Estate Bank AG is a member of Hypo Real Estate Group. Following the takeover of DEPFA, Hypo Real Estate Group has evolved into one of the leading international financial services providers for commercial real estate, public finance, and infrastructure finance.

Even Capital

Established in 2006, Even Capital is an independent and highly specialized real estate investment advisor and asset manager founded by Michael Levy, Fabien Wannier & Stephane Woernle. With headquarters in Geneva, the group provides investors with custom tailored opportunities to create or participate in closed-end property vehicles focused on high-quality, income producing retail, residential and healthcare properties with a focus on Germany and Switzerland.

Hypo Real Estate
GROUP

Shareholding Disclosures

16.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - SIH Partners LLLP

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

On 15 July 2008 Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, was notified of the following:

Notification of voting rights (Stimmrechtsmitteilung) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany pursuant to §§ 21, 22 WpHG:

I) We, SIH Partners LLLP, Wilmington, DE 19801, USA, hereby correct our notification as of 28 May 2008 and would like to make the following notifications regarding the holding of voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, according to §§ 21, 22 WpHG in our name and in the name of our subsidiaries:

- Susquehanna International Holdings LLC, Wilmington, DE 19801, USA
- SIG Lux Holdings I S.á.r.l., L-2340 Luxembourg
- Susquehanna Europe Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Limited, Dublin 1, Ireland

1.Notification of voting rights in our name and on our behalf (SIH Partners LLLP)

SIH Partners LLLP, Wilmington, DE 19801, USA, exceeded the 3% threshold of § 21 para. 1 WpHG on 26 May 2008 and at that date held 3.13 % of the voting
rights (i.e. 6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany. SIH Partners LLLP was attributed 3.13 % of the voting rights (i.e. 6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no.1 WpHG via the following subsidiaries Susquehanna International Holdings LLC, Wilmington, DE 19801, USA; SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg; Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Limited, Dublin 1, Ireland.

Susquehanna Ireland Limited is the legal title holder of 3.13 % of the voting rights (i.e. 6,293,589 shares with voting rights) in Hypo Real Estate Holding AG.

2.Notification of voting rights in the name and on behalf of Susquehanna International Holdings LLC

Susquehanna International Holdings LLC, Wilmington, DE 19801, USA, exceeded the 3% threshold of § 21 para. 1 WpHG on 26 May 2008 and at that date held
3.13 % of the voting rights (i.e. 6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna International Holdings LLC, was attributed 3.13 % of the voting rights (i.e.6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

3.Notification of voting rights in the name and on behalf of SIG Lux Holdings I S.à.r.l.

SIG Lux Holdings I S.à.r.l., L-2340, Luxembourg, exceeded the 3% threshold of § 21 para. 1 WpHG on 26 May 2008 and at that date held 3.13 % of the voting rights (i.e. 6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany

SIG LUX Holdings I S.à.r.l. was attributed 3.13 % of the voting rights (i.e.6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

4.Notification of voting rights in the name and on behalf of Susquehanna Europe Holdings Limited

Susquehanna Europe Holdings Limited, Dublin 1, Ireland, exceeded the 3% threshold of § 21 para. 1 WpHG on 26 May 2008 and at that date held 3.13 % of the voting
rights (i.e. 6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna Europe Holdings Limited was attributed 3.13 % of the voting rights (i.e.6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

5.Notification of voting rights in the name and on behalf of Susquehanna Ireland Holdings Limited

Susquehanna Ireland Holdings Limited, Dublin 1, Ireland, exceeded the 3% threshold of § 21 para. 1 WpHG on 26 May 2008 and at that date held 3.13 % of the voting rights (i.e. 6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna Ireland Holdings Limited was attributed 3.13 % of the voting rights (i.e.6,293,589 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiary Susquehanna Ireland Limited, Dublin 1, Ireland.

II.) We, SIH Partners LLLP, Wilmington, DE 19801, USA, hereby correct our notification as of 16 June 2008 and would like to make the following notifications regarding the holding of voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, according to §§ 21, 22 WpHG in our name and in the name of our subsidiaries:

- Susquehanna International Holdings LLC, Wilmington, DE 19801, USA
- SIG Lux Holdings I S.á.r.l., L-2340 Luxembourg
- Susquehanna Europe Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Limited, Dublin 1, Ireland

1.Notification of voting rights in our name and on our behalf (SIH Partners LLLP)

SIH Partners LLLP, Wilmington, DE 19801, USA, exceeded the 5 % threshold of § 21 para. 1 WpHG on 13 June 2008 and at that date held 5.10 % of the
voting rights (i.e. 10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIH Partners LLLP was attributed 5.10 % of the voting rights (i.e. 10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no.1 WpHG via the following subsidiaries Susquehanna International Holdings LLC, Wilmington, DE 19801, USA; SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Limited, Dublin 1, Ireland.

Susquehanna Ireland Limited is the legal title holder of 5.10 % of the voting rights (i.e. 10,260,964 shares with voting rights) in Hypo Real Estate Holding AG.

2.Notification of voting rights in the name and on behalf of Susquehanna International Holdings LLC

Susquehanna International Holdings LLC, Wilmington, DE 19801, USA, exceeded the 5 % threshold of § 21 para. 1 WpHG on 13 June 2008 and at that date held 5.10 % of the voting rights (i.e. 10,264,964 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna International Holdings LLC, was attributed 5.10 % of the voting rights (i.e.10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following

subsidiaries SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg; Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

3.Notification of voting rights in the name and on behalf of SIG Lux Holdings I S.à.r.l.

SIG Lux Holdings I S.à.r.l., L-2340, Luxembourg, exceeded the 5 % threshold of § 21 para. 1 WpHG on 13 June 2008 and at that date held 5.10 % of the voting rights (i.e. 10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIG LUX Holdings I S.à.r.l. was attributed 5.10 % of the voting rights (i.e.10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

4.Notification of voting rights in the name and on behalf of Susquehanna Europe Holdings Limited

Susquehanna Europe Holdings Limited, Dublin 1, Ireland, exceeded the 5 % threshold of § 21 para. 1 WpHG on 13 June 2008 and at that date held 5.10 % of the voting rights (i.e. 10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna Europe Holdings Limited was attributed 5.10 % of the voting rights (i.e.10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

5.Notification of voting rights in the name and on behalf of Susquehanna Ireland Holdings Limited

Susquehanna Ireland Holdings Limited, Dublin 1, Ireland, exceeded the 5 % threshold of § 21 para.1 WpHG on 13 June 2008 and at that date held 5.10 % of the voting rights (i.e. 10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany

Susquehanna Ireland Holdings Limited was attributed 5.10 % of the voting rights (i.e.10,260,964 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiary Susquehanna Ireland Limited, Dublin 1, Ireland.

III) We, SIH Partners LLLP, Wilmington, DE 19801, USA, hereby correct our notification as of 02 July 2008 (dated 27 June 2008) and would like to make the following notifications regarding the holding of voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, according to §§ 21, 22 WpHG in our name and in the name of our subsidiaries:

- Susquehanna International Holdings LLC, Wilmington, DE 19801, USA
- SIG Lux Holdings I S.á.r.l., L-2340 Luxembourg
- Susquehanna Europe Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Limited, Dublin 1, Ireland

1.Notification of voting rights in our name and on our behalf (SIH Partners LLLP)

SIH Partners LLLP, Wilmington, DE 19801, USA, went below the 5 % threshold of § 21 para. 1 WpHG on 23 June 2008 and at that date held 4.99 % of the voting rights (i.e. 10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIH Partners LLLP was attributed 4.99 of the voting rights (i.e. 10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no.1 WpHG via the following subsidiaries Susquehanna International Holdings LLC, Wilmington, DE 19801, USA; SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Limited, Dublin 1, Ireland.

Susquehanna Ireland Limited is the legal title holder of 4.99 % of the voting rights (i.e. 10,043,059 shares with voting rights) in Hypo Real Estate Holding AG.

2.Notification of voting rights in the name and on behalf of Susquehanna International Holdings LLC

Susquehanna International Holdings LLC, Wilmington, DE 19801, USA, went below the 5 % threshold of § 21 para. 1 WpHG on 23 June 2008 and at that dateheld 4.99 % of the voting rights (i.e. 10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna International Holdings LLC, was attributed 4.99 % of the voting rights (i.e.10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no.1 WpHG via the following subsidiaries SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

3.Notification of voting rights in the name and on behalf of SIG Lux Holdings I S.à.r.l.

SIG Lux Holdings I S.à.r.l., L-2340, Luxembourg, went below the 5 % threshold of § 21 para. 1 WpHG on 23 June 2008 and at that date held 4.99 % of the voting rights (i.e. 10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIG LUX Holdings I S.à.r.l. was attributed 4.99 % of the voting rights (i.e.10,043,059 shares with voting rights) in Hypo Real Estate Holding AG,.pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

4.Notification of voting rights in the name and on behalf of Susquehanna Europe Holdings Limited

Susquehanna Europe Holdings Limited, Dublin 1, Ireland, went below the 5 % threshold of § 21 para. 1 WpHG on 23 June 2008 and at that date held 4.99 % of the voting rights (i.e. 10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna Europe Holdings Limited was attributed 4.99 % of the voting rights (i.e.10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

5.Notification of voting rights in the name and on behalf of Susquehanna Ireland Holdings Limited

Susquehanna Ireland Holdings Limited Dublin 1, Ireland, went below the 5 % theshold of § 21 para. 1 WpHG on 23 June 2008 and at that date held 4.99% of the voting rights (i.e. 10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany

Susquehanna Ireland Holdings Limited was attributed 4.99 % of the voting rights (i.e.10,043,059 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiary Susquehanna Ireland Limited, Dublin 1, Ireland.

IV) We, SIH Partners LLLP, Wilmington, DE 19801, USA, hereby correct our notification as of 1 July 2008 and would like to make the following notifications regarding the holding of voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, according to §§ 21, 22 WpHG in our name and in the name of our subsidiaries:

- Susquehanna International Holdings LLC, Wilmington, DE 19801, USA
- SIG Lux Holdings I S.á.r.l., L-2340 Luxembourg
- Susquehanna Europe Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Limited, Dublin 1, Ireland

1.Notification of voting rights in our name and on our behalf (SIH Partners LLLP)

SIH Partners LLLP, Wilmington, DE 19801, USA, exceeded the 5 % threshold of § 21 para. 1 WpHG on 25 June 2008 and at that date held 5.11 % of the voting rights (i.e. 10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIH Partners LLLP was attributed 5.11 % of the voting rights (i.e.10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no.1 WpHG via the following subsidiaries Susquehanna International Holdings LLC, Wilmington, DE 19801, USA; SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Limited, Dublin 1, Ireland.

Susquehanna Ireland Limited is the legal title holder of 5.11 % of the voting rights (i.e. 10,286,618 shares with voting rights) in Hypo Real Estate Holding AG.

2.Notification of voting rights in the name and on behalf of Susquehanna International Holdings LLC

Susquehanna International Holdings LLC, Wilmington, DE 19801, USA, exceeded the 5 % threshold of § 21 para. 1 WpHG on 25 June 2008 and at that date held 5.11 % of the voting rights (i.e. 10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna International Holdings LLC, was attributed 5.11 % of the voting rights (i.e.10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

3.Notification of voting rights in the name and on behalf of SIG Lux Holdings I S.à.r.l.

SIG Lux Holdings I S.à.r.l., L-2340, Luxembourg, exceeded the 5 % threshold of § 21 para. 1 WpHG on 25 June 2008 and at that date held 5.11 % of the voting rights (i.e. 10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIG LUX Holdings I S.à.r.l. was attributed 5.11 % of the voting rights (i.e.10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

4.Notification of voting rights in the name and on behalf of Susquehanna Europe Holdings Limited

Susquehanna Europe Holdings Limited, Dublin 1, Ireland, exceeded the 5 % threshold of § 21 para. 1 WpHG on 25 June 2008 and at that date held 5.11 % of the voting rights (i.e. 10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna Europe Holdings Limited was attributed 5.11 % of the voting rights (i.e.10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

5.Notification of voting rights in the name and on behalf of Susquehanna Ireland Holdings Limited

Susquehanna Ireland Holdings Limited Dublin 1, Ireland, exceeded the 5 % threshold of § 21 para. 1 WpHG on 25 June 2008 and at that date held 5.11 % of the voting rights (i.e. 10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany

Susquehanna Ireland Holdings Limited was attributed 5.11 % of the voting rights (i.e.10,286,618 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiary Susquehanna Ireland Limited, Dublin 1, Ireland.

V) We, SIH Partners LLLP, Wilmington, DE 19801, USA, hereby would like to make the following notifications regarding the holding of voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany, according to §§ 21, 22 WpHG in our name and in the name of our subsidiaries:

- Susquehanna International Holdings LLC, Wilmington, DE 19801, USA
- SIG Lux Holdings I S.á.r.l., L-2340 Luxembourg
- Susquehanna Europe Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Holdings Limited, Dublin 1, Ireland
- Susquehanna Ireland Limited, Dublin 1, Ireland

1.Notification of voting rights in our name and on our behalf (SIH Partners LLLP)

SIH Partners LLLP, Wilmington, DE 19801, USA, has fallen below the 5 % and 3% threshold of § 21 para. 1 WpHG on 2 July 2008 and at that date held 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIH Partners LLLP was attributed 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no.1 WpHG via the following subsidiaries Susquehanna International Holdings LLC, Wilmington, DE 19801, USA; SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Limited, Dublin 1, Ireland.

Susquehanna Ireland Limited is the legal title holder of 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG.

2.Notification of voting rights in the name and on behalf of Susquehanna International Holdings LLC

Susquehanna International Holdings LLC, Wilmington, DE 19801, USA, has fallen below the 5 % and 3% threshold of § 21 para. 1 WpHG on 2 July 2008 and at that date held 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna International Holdings LLC, was attributed 0.364 % of the voting rights (i.e.732,850 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries SIG LUX Holdings I S.à.r.l., L-2340 Luxembourg, Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

3.Notification of voting rights in the name and on behalf of SIG Lux Holdings I S.à.r.l.

SIG Lux Holdings I S.à.r.l., L-2340, Luxembourg, has fallen below the 5 % and 3% threshold of § 21 para. 1 WpHG on 2 July 2008 and at that date held 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

SIG LUX Holdings I S.à.r.l. was attributed 0.364 % of the voting rights (i.e.732,850 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Europe Holdings Limited, Dublin 1, Ireland; Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

4.Notification of voting rights in the name and on behalf of Susquehanna Europe Holdings Limited

Susquehanna Europe Holdings Limited, Dublin 1, Ireland, has fallen below the 5 % and 3% threshold of § 21 para. 1 WpHG on 2 July 2008 and at that date held 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Susquehanna Europe Holdings Limited was attributed 0.364 % of the voting rights (i.e.732,850 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiaries Susquehanna Ireland Holdings Limited, Dublin 1, Ireland and Susquehanna Ireland Limited, Dublin 1, Ireland.

5.Notification of voting rights in the name and on behalf of Susquehanna Ireland Holdings Limited

Susquehanna Ireland Holdings Limited Dublin 1, Ireland, has fallen below the 5 % and 3% threshold of § 21 para. 1 WpHG on 2 July 2008 and at that date held 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany

Susquehanna Ireland Holdings Limited was attributed 0.364 % of the voting rights (i.e.732,850 shares with voting rights) in Hypo Real Estate Holding AG, pursuant to § 22 para. 1 sent. 1 no. 1 WpHG via the following subsidiary Susquehanna Ireland Limited, Dublin 1, Ireland.

6.Notification of the voting rights in the name and on behalf of Susquehanna Ireland Limited

Susquehanna Ireland Limited, Dublin 1, Ireland, has fallen below the 5 % and 3% threshold of § 21 para. 1 WpHG

on 2 July 2008 and at that date held 0.364 % of the voting rights (i.e. 732,850 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END